Exhibit 21
Subsidiaries of Digital Angel Corporation (all 100% owned except Signature Industries Limited)
1.	Digital Angel Holdings, LLC, a Minnesota limited liability company

2.	Digital Angel Technology Corporation, a Minnesota corporation

3.	Fearing Manufacturing Co., Inc., a Minnesota corporation

4.	Timely Technology Corporation, a California corporation

5.	Signature Industries Limited, formed under the laws of the United Kingdom (90.9% owned)

6.	OuterLink Corporation, a Delaware corporation

7.	DA International, Inc., a Minnesota corporation, and its subsidiaries, Digital Angel S.A. and Digital Angel do Brasil Produtos de Informatica LTDA, Digital Angel Chile S.A., Digital Angel Paraguay S.A. and Digital Angel Uruguay S.A.

8.	DSD Holding A/S, formed under the laws of Denmark, and its subsidiaries, Daploma International A/S, including its 70% owned subsidiary (Daploma Polska), and Digitag A/S